Hologic, Inc.

35 Crosby Drive

Bedford, MA 01730

January 12, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:        Russell Mancuso, Branch Chief

Re:	Hologic, Inc.

Definitive Proxy Statement on Schedule 14A

Filed January 19, 2010

File No. 000-18281

Ladies and Gentlemen:

This letter is in response to the letter sent by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Hologic, Inc. (the “Company”) dated December 22, 2010, which is a follow up letter to our letter dated December 20, 2010 (the “Prior Response”) in response to the Staff’s letter dated December 9, 2010 regarding the above referenced filing. The numbering below corresponds to the numbering in the Staff’s letter, and each of the Company’s responses is preceded by the text of the comment from the Staff’s letter.

1.	Staff Comment. Please tell us whether you intend to report accurately in a future filing all amounts that you previously disclosed inaccurately.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

January 12, 2011

Company Response. The errors noted in the Company’s Definitive Proxy Statement on Schedule 14A filed January 19, 2010 (the “2010 Proxy”) are related to either fiscal 2007 amounts or persons who are no longer named executive officers as of the Company’s most recently completed fiscal year. Accordingly, for the Company’s Definitive Proxy Statement on Schedule 14A that will be filed in January 2011 (the “2011 Proxy”) for its 2011 annual meeting of shareholders, the amounts in the summary compensation table that were previously disclosed inaccurately will no longer be disclosed. Had any of those amounts been required to be disclosed in the Company’s 2011 Proxy, the Company would have reported them accurately. The Company notes that, as described in the Prior Response, the errors were not material, with the only understatement involving an amount of $140. The other errors (all overstatements) either involved amounts of $1,000 or less, or in the case of the overstatement of the value of Dr. Stein’s 2007 equity awards, the error was not carried forward to his total compensation amount (which was stated correctly) or any of the other equity tables in the 2010 Proxy.

2.	Staff Comment. Please tell us when you believe you last disclosed an accurate Summary Compensation Table. Also tell us how you will ensure that inaccuracies do not recur; include in your response any changes you intend to make in the process of preparing your Summary Compensation Table.

Company Response. The Company believes that the Summary Compensation Table in its Definitive Proxy Statement on Schedule 14A filed in January 2008 was essentially correct, with only an insignificant discrepancy of $400 (an overstatement) relating to one person’s base salary and corresponding total compensation. Dr. Stein’s fiscal 2007 equity compensation was first reported in error under the new reporting format used in the Company’s Definitive Proxy Statement on Schedule 14A filed in January 2009, the same error that was repeated in the 2010 Proxy. The Company also believes that it disclosed an accurate Summary Compensation Table in its Definitive Proxy Statement on Schedule 14A filed in January 2007. In order to ensure that inaccuracies will not recur, the Company has implemented additional review procedures by personnel in three separate departments (finance, internal audit and human resources), including additional verification that amounts in the Summary Compensation Table agree with source documentation and assurance that there is a final mathematical check of the amounts reported in that table. The Company believes that these additional procedures serve as compensating controls that should ensure the Summary Compensation Table is accurately reported in future Definitive Proxy Statements on Schedule 14A.

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; Staff comments or changes to the Company’s disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

January 12, 2011

Please do not hesitate to contact me directly at (781) 999-7373 if you have any further questions or comments. Please note that my fax number is (781) 280-0669.

Very Truly Yours,

HOLOGIC, INC.

/s/ Glenn P. Muir
Glenn P. Muir
Executive Vice President, Finance and Administration, and Chief Financial Officer